FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION


                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                                 May 24, 2002


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                  Heron House
                                15 Adam Street
                            London, England WCN 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                      Form 20-F     X             Form 40-F
                                 -------                    ____

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                      Yes                         No   X
                           -----                     -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.



                                                               Total Pages: 2

23 May 2002


The Secretary
London Stock Exchange
RNS
Old Broad Street
London
EC2N 1HP



Dear Sirs,

Dealing by Directors in Ordinary shares of Smith & Nephew plc

We have been notified today of the following transactions by Directors of Smith & Nephew plc:

Sir Timothy Lankester acquired 19 Ordinary shares of 122/9 pence each in Smith & Nephew plc, by re-investment of the 2001 Final Dividend, paid on 17 May 2002, through a non-discretionary single company PEP. Each share was purchased at 398.5 pence on 22 May 2002. Sir Timothy Lankester now holds 6,075 shares representing 0.0007% of the issued share capital.

Mr C J O'Donnell acquired 14 Ordinary shares of 122/9 pence each in Smith & Nephew plc, by re-investment of the 2001 Final Dividend, paid on 17 May 2002, through an ISA. Each share was purchased at 400.5 pence on 17 May 2002. Mr C J O'Donnell now holds 121,565 shares representing 0.0132% of the issued share capital.

Mr P Hooley acquired 14 Ordinary shares of 122/9 pence each in Smith & Nephew plc, by re-investment of the 2001 Final Dividend, paid on 17 May 2002, through an ISA. Each share was purchased at 400.5 pence on 17 May 2002. Mr P Hooley now holds 111,561 shares representing 0.0064% of the issued share capital.

Diane Eustace, wife of Mr D Eustace, a director of Smith & Nephew plc, acquired 57 Ordinary shares of 122/9 pence each in Smith & Nephew plc, by re-investment of the 2001 Final Dividend paid on 17 May 2002. Each share was purchased at 400.0 pence on 17 May 2002. Mr D Eustace now holds 48,966 shares representing 0.0053% of the issued share capital.

Yours faithfully,


J.V. Sutton
Assistant Company Secretary